Exhibit G









                        NEW BRUNSWICK POWER CORPORATION
                 REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                                MARCH 31, 2002

                                                                      Deloitte
                                                                      & Touche



                               AUDITOR'S REPORT



The Honourable Marilyn Trenholme Counsell, MD
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Madam:

We have audited the consolidated balance sheet of New Brunswick Power Corporation as at March 31, 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at March 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



/s/ Deloitte & Touche




Chartered Accountants

May 14, 2002

                        NEW BRUNSWICK POWER CORPORATION
                 CONSOLIDATED STATEMENT OF INCOME AND RETAINED
                                   EARNINGS
                          YEAR ENDED MARCH 31, 2002
                                 IN MILLIONS


                                                       2002           2001
                                                                     RESTATED
                                                                  (SEE NOTE 2)
REVENUES
  Sales of power (Note 3)
    In-province                                    $     919            $ 931
    Out-of-province                                      359              332
  Miscellaneous                                           41               46
                                                 -----------      -----------
                                                       1,319            1,309

EXPENSES
  Purchased power                                        102              100
  Fuel                                                   387              401
  Operation, maintenance and administration              344              325
  Amortization and  decommissioning (Note 4)             200              205
                                                 -----------      -----------
                                                       1,033            1,031
                                                 -----------      -----------

Income before finance charges                            286              278

Finance charges (Note 5)                                 266              356
                                                 -----------      -----------

NET INCOME (LOSS) FOR THE YEAR                            20              (78)
RETAINED EARNINGS (DEFICIT)
  Opening retained earnings as previously reported        20
  Effect of change in accounting policy (Note 2)        (106)
                                                 -----------
  Opening retained earnings (deficit) as restated       (164)             (86)
                                                 -----------      -----------
    Deficit end of year                            $    (144)           $(164)
                                                 ===========      ===========

                        NEW BRUNSWICK POWER CORPORATION
                          CONSOLIDATED BALANCE SHEET
                             as at March 31, 2002
                                 (in millions)



                                                        2002           2001
                                                                     RESTATED
                                                                   (SEE NOTE 2)
PROPERTY, PLANT AND EQUIPMENT  (NOTE 6)

  Land, buildings, plant and equipment, at cost       $  5,400        $  5,323
  Less: accumulated amortization                         2,560           2,417
                                                  --------------   -------------
                                                         2,840           2,906
                                                  --------------   -------------
CURRENT ASSETS

  Cash and short-term investments (Note 7)                  17              57
  Accounts receivable                                      169             174
  Materials, supplies and fuel                             102              78
  Prepaid expenses                                           5               4
                                                  --------------   -------------
                                                           293             313
                                                  --------------   -------------
DEFERRED CHARGES

  Deferred debt costs, less amounts amortized               42              27
  Deferred pension benefit (Note 8)                         61              52
                                                  --------------   -------------

                                                           103              79
                                                  --------------   -------------

                                                      $   3236        $  3,298
                                                  ==============   =============


ON BEHALF OF NEW BRUNSWICK POWER CORPORATION

/s/ Dan Skaling
--------------------------
CHAIRMAN


/s/ Barbara S. Bender, CA
---------------------------------
Chair Audit Committee

                        NEW BRUNSWICK POWER CORPORATION
                          CONSOLIDATED BALANCE SHEET
                             as at March 31, 2002
                                 (in millions)



                                                      2002            2001
                                                                    RESTATED
                                                                  (SEE NOTE 2)
LONG-TERM DEBT  (NOTE 10)
  Debentures and other loans                          $ 2,530        $   2,950
  Less: sinking funds                                     359              326
                                                  -----------      -----------
                                                        2,171            2,624
                                                  -----------      -----------
CURRENT LIABILITIES

  Short-term indebtedness  (Note 11)                     ----              102
  Accounts payable and accruals                           149              164
  Accrued interest                                         73               73
  Current portion of long-term debt  (Note 10)            719              245
                                                  -----------      -----------
                                                          941              584
                                                  -----------      -----------
DEFERRED LIABILITIES
  Plant decommissioning and used nuclear
    fuel management  (Note 12)                            234              221
  Other (Notes 9 and 13)                                   34               33
                                                  -----------      -----------
                                                          268              254
                                                  -----------      -----------

DEFICIT
  Deficit (Note 2)                                       (144)            (164)
                                                  -----------      -----------
                                                      $ 3,236        $   3,298
                                                  ===========      ===========

                       NEW BRUNSWICK POWER CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOW
                          Year ended March 31, 2002
                                (in millions)


                                                     2002             2001
                                                                    RESTATED
                                                                  (SEE NOTE 2)

NET INFLOW (OUTFLOW) OF CASH RELATED
  TO THE FOLLOWING ACTIVITIES :
OPERATING
  Net income (loss) for the year                      $    20        $  (78)
  Amounts charged or credited to operations not
    requiring a current cash payment  (Note 14)           214           292
                                                      -------        ------
                                                          234           214
  Net change in non-cash working capital balances         (35)           16
                                                      -------        ------
                                                          199           230
                                                      -------        ------
FINANCING
  Debt retirements net of sinking fund proceeds          (229)          252)
  Sinking fund installments and earnings                  (56)          (56)
  Proceeds from long-term debt obligations                283           291
  Increase (decrease) in short-term indebtedness         (102)          (74)
                                                      -------        ------
                                                         (104)          (91)
                                                      -------        ------
INVESTING
  Expenditure on property, plant and equipment           (140)         (118)
  Proceeds on disposal and customer contributions           5             2
                                                         (135)         (116)
                                                      -------        ------

NET CASH INFLOW  (OUTFLOW)                                (40)           23

CASH AND SHORT-TERM INVESTMENTS

  BEGINNING OF YEAR                                        57            34
                                                      -------        ------
  END OF YEAR                                         $    17        $   57
                                                      =======        ======

1.   SIGNIFICANT ACCOUNTING POLICIES

     The New Brunswick Power Corporation ("the Corporation"), established in 1920 as a Crown Corporation of the Province of New Brunswick by enactment of the New Brunswick Electric Power Act, has a corporate mission to provide for the continuous supply of energy adequate for the needs and future development of the Province and to promote economy and efficiency in the generation, distribution, supply, sale and use of power.

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, applied on a basis consistent with that of the preceding year. The financial statements include the accounts of the Corporation and those of its wholly owned subsidiary, N.B. Coal Limited (N.B.Coal).

     a. REGULATION

     The Corporation is regulated under a system whereby annual average rate increases greater than three percent, or the Consumer Price Index, whichever is higher, require regulatory review by the Board of Commissioners of Public Utilities of the Province of New Brunswick (Public Utilities Board). The Corporation must also apply to the Public Utilities Board before making any expenditure greater that $75 million in relation to upgrading, maintaining or decommissioning a generating facility.

     b. PROPERTY, PLANT AND EQUIPMENT

     The cost of additions to property, plant and equipment is the original cost of contracted services, direct labour and material, interest on funds used during construction and indirect charges for administration and other expenses, less credits for the value of power generated during commissioning.

     Interest during construction is capitalized monthly based on the cost of long-term borrowings. When significant assets are removed from service for extended periods of time for refurbishment, interest during construction is charged based on the net book value of the asset concerned.

     Contributions in aid of construction which include amounts received from customers as well as research and development grants in respect of new facilities, are netted against the cost of related assets. Amounts received from customers are being amortized over the estimated service lives of the related assets.

     The cost of distribution assets retired, net of dismantlement and salvage, is charged to accumulated amortization. For all other property, plant and equipment dispositions, the cost and accumulated amortization is removed from the accounts with the gain or loss on disposal being reflected in income.

     Amortization is provided for all assets sufficient to amortize the cost of such assets, less estimated salvage value, over their estimated service lives. The estimated service lives of fixed assets are periodically reviewed and any changes are applied prospectively. Amortization is suspended when significant assets are removed from service for extended periods for refurbishment. Amortization is provided on certain mining equipment on an increasing charge basis, the amortization amount being based on the amount of related debt retirement required during the year. All other assets are amortized on a straight-line basis. Amortization is provided on the net cost of property, plant and equipment in respect of which grants have been provided and on amounts contributed by customers.

     The main categories of property, plant and equipment have been amortized based on the following average estimated service lives:


                       ASSETS                                   YEARS
              Hydro Generating Stations                          70
              Thermal Generating Stations                        35
              Nuclear Generating Station                         25
              Combustion Turbine Generating Stations             25
              Terminals and Substations                          40
              Transmission System                             35 to 55
              Distribution System                             10 to 35
              Buildings
                       - General                                 40
                       - Head Office                             50
              Communications and Computer Systems              3 to 15
              Mining Equipment                                20 to 35
              Motor Vehicles                                   4 to 10

     c. CASH AND SHORT-TERM INVESTMENTS

     Cash and short-term investments, which are stated at cost, consist of balances with banks and investments in money market instruments.

     d. INVENTORIES

     Inventories of materials and supplies, and fuel, other than nuclear fuel, are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method.

     e. DEFERRED DEBT COSTS

     The Corporation amortizes debenture discounts and premiums, the expenses of issues, and the deferred interest related to anticipated debt refinancing, over the lives of the issues to which they pertain.

     f. FOREIGN EXCHANGE TRANSACTIONS

     Monetary assets and liabilities denominated in foreign currencies are translated to Canadian (Cdn) dollars at rates of exchange prevailing at the balance sheet date except where such items have been hedged by the acquisition of a forward exchange contract, in which case the rate established by the terms of the contract is used in the translation. Exchange gains and losses resulting from foreign currency translation are reflected in income.

     g. LONG-TERM DEBT

     Long-term debt is recorded on the balance sheet at cost. The estimated fair value of long-term debt is disclosed in the notes to the financial statements using market values or estimates of market values based on debt with similar terms and maturities. The estimated fair value does not include costs that would be incurred to exchange or settle the debt.

     h. PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT

     In order to provide for the estimated future costs of permanently disposing of used nuclear fuel and decommissioning the nuclear generating station to return the site to a state of unrestricted use, the Corporation annually charges income with amounts calculated to be sufficient, when accumulated with interest, to cover the total costs of these future activities as they occur. The calculations of the anticipated future costs are based on detailed studies which take into account various assumptions regarding the method and timing of dismantlement of the nuclear facility, the cost of transportation of nuclear material to permanent disposal facilities, and estimates of interest and inflation rates in the future. With respect to used nuclear fuel, the annual charge is related to the amount of nuclear fuel consumed in each year while decommissioning requirements are charged on a straight-line basis over the life of the station.

     The Corporation also provides, through an annual charge to income, for the estimated future costs of decommissioning its thermal generating stations. The amount of the charge, when accumulated with interest, is intended to cover the total costs of decommissioning activities as they occur.

     The annual charges to income each year to cover the costs of these future activities are accumulated in a deferred liability account, together with interest compounded annually. Interest is calculated at the Corporation's long-term borrowing rate and is charged to income annually.

     Expenditures incurred on a current basis relating to used nuclear fuel management and plant decommissioning are charged against the deferred liability account.

     h. PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT (CONTINUED)

     In view of potential developments in the technology of decommissioning and used nuclear fuel management, and because of the various assumptions and estimates inherent in the calculations, the Corporation reviews such calculations periodically, making adjustments as necessary on a prospective basis.

     i. PENSION PLANS

     Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan. This multi-employer plan provides pensions based on length of service and the average of the highest five consecutive years of earnings. The Corporation and its employees make contributions to the plan as prescribed in the Public Service Superannuation Act and its regulations. N.B. Coal maintains a private contributory defined benefit pension plan for its employees.

     Under both plans, pension costs are actuarially determined using the projected benefit method, pro-rated on services and management's best estimate assumptions. Experience gains or losses in excess of 10% of the greater of the pension assets and pension obligations are amortized over the expected average remaining service life of the employee group. The fair market value of the plan assets less the accrued benefit obligation as determined at April 1, 2000, is amortized over the average remaining service life of the employee group.

     j. RETIRING ALLOWANCE

     The Corporation has a retiring allowance program for employees that provides a lump-sum payment equal to one week of pay for each full year of employment to a maximum of 26 weeks of pay. The actuarial present value of accrued retiring allowance obligations for past service is amortized on a straight line basis over the expected average remaining service life of the employee group.

     k. EARLY RETIREMENT PROGRAMS

     The total cost of such programs is charged to income in the year the program is initiated, irrespective of when payments are actually made.

     l. REVENUE

     Billings to residential and general service customers are rendered monthly on a cyclical basis. All other customers are billed at the end of each month. Revenue in respect of items not billed at the end of a fiscal period is estimated and accrued.

     m. DERIVATIVE FINANCIAL INSTRUMENTS

     The Corporation periodically uses the following derivative financial instruments to manage the following risks:


     DERIVATIVE FINANCIAL INSTRUMENT      RISK
     -------------------------------      ----

     Forward Exchange Contracts           Exchange risk related to future US
                                          dollar purchases, and interest and
                                          principal obligations on US
                                          denominated long-term debt

     Interest Rate Agreements             Risk related to changes in interest
                                          rates on planned refinancing of debt

     Electricity Swap Contracts           Risk related to changes in electricity
                                          prices on export electricity sales

     Oil and Natural Gas Swaps            Risk related to changes in the cost of
                                          heavy fuel oil used in the operations
                                          of its generating stations and on a
                                          purchase contract based on natural gas
                                          prices


     Gains, losses, revenues and expenses associated with derivative contracts are recognized in income on the same basis as the underlying hedged transaction. The Corporation only enters into derivative financial instruments to manage underlying exposures.

     n. USE OF ESTIMATES

     GENERAL

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from the estimates.

     DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT COSTS AND AMORTIZATION OF NUCLEAR GENERATING STATION

     As indicated in Note 1h, the Corporation annually charges income with amounts calculated to be adequate, when accumulated with interest, to cover the total costs of permanently disposing of used nuclear fuel and for decommissioning the nuclear generating station to return the site to a state of unrestricted use. Because of the various assumptions and estimates inherent in the calculations, the Corporation periodically reviews these estimates and adjusts them on a prospective basis if necessary.

     n. USE OF ESTIMATES (CONTINUED)

     DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT COSTS AND AMORTIZATION OF NUCLEAR GENERATING STATION (CONTINUED)

     The Corporation updated its estimates during the year for the costs of permanently disposing of used nuclear fuel and decommissioning the nuclear generating station. The update considered the impacts on the estimates of changes in costs, interest rates and inflation rates.

     The annual charges for used nuclear fuel disposal and decommissioning costs are further impacted by the timing of the end of the generating station service life and the consequent timing of decommissioning. The current year update did not consider any changes in these factors beyond the last reviews completed in 1996.

     The reviews completed in 1996 reflected a generating station service life of 2014. However, in the year ended March 31, 1999, the service life of the Point Lepreau generating station, for amortization purposes, was changed to 2008.

     The Corporation has filed evidence with the Board of Commissioners of Public Utilities (PUB) seeking a recommendation to refurbish the nuclear generating station to extend its service life to 2032, and expects to receive a response in 2002. The Corporation's Board of Directors, upon receiving the recommendation of the PUB, will make a decision on whether or not to refurbish the station, which will impact the estimates for used nuclear fuel management and decommissioning costs, and amortization. If a decision is made to refurbish the nuclear generating station and extend its service life, the annual charges for used nuclear fuel management and decommissioning will decrease from their current level by $1 million and the annual charge for amortization will decrease by $25 million. If a decision is made not to refurbish the plant, the annual charges for used nuclear fuel management and decommissioning will increase in the range from $11 to $22 million and the annual charge for amortization will increase in the range from $0 to $33 million from current levels, depending on the year of the planned shutdown of the generating station.

     In view of the uncertainty relating to the decision on refurbishment that will determine the estimated service life for the nuclear generating station, the Corporation's financial statements continue to reflect the 1996 reviews for purposes of calculating the annual charge for used nuclear fuel management and decommissioning. Accordingly, when the refurbishment decision is made in 2002, it is reasonably possible that the annual charges to income for used nuclear fuel management and decommissioning of the nuclear generating station and its amortization will differ, and could differ materially, from the estimated amounts provided in these financial statements.

2.   CHANGE IN ACCOUNTING POLICY

     Effective April 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) amended standards for foreign exchange translation. The amended standard no longer allows foreign exchange gains or losses on long-term debt to be deferred and amortized over the life of the related debt issue. Income and retained earnings from prior years have been restated to reflect the amended standard. Adoption of the amended standard increased net income by $16 million (2001 - reduced net income by $66 million) and reduced opening retained earnings by $172 million (2001 - $106 million).

3.   SALES

     Power sales to the Province of New Brunswick and other government owned organizations are recorded at normal commercial rates.

     Out-of-province sales of power include $194 million (2001 - $234 million) to utilities in the United States.

4.   AMORTIZATION AND DECOMMISSIONING



                                                           2002            2001

       Amortization expense                               $ 197           $ 202

                                                              3               3
       Charges for decommissioning
                                                     -----------     -----------

                                                          $ 200           $ 205
                                                     ===========     ===========



5.   FINANCE CHARGES

                                                           2002          2001

       Interest expense                                   $ 265           $ 284

       Less: Income from sinking funds and other
         investments                                        (24)            (25)

       Less: Interest income on pension plan                 (8)            (16)
                                                     -----------     -----------

                                                            233             243

       Provincial government guarantee fee                   19              19
       Amortization of deferred debt costs                    4               4
       Unrealized foreign exchange losses                     4              82
       Realized foreign exchange losses                      11              12
                                                     -----------     -----------

                                                            271             360

       Less: Interest capitalized                            (5)             (4)
                                                     -----------     -----------


                                                          $ 266           $ 356
                                                     ===========     ===========

     Interest paid on debt during the year was $263 million (2001 - $288 million). Interest received on investments during the year was $22 million (2001 - $23 million).

6.   PROPERTY, PLANT AND EQUIPMENT

                                                    2002                        2001
                                        ---------------------------   --------------------------
                                         COST        ACCUMULATED         COST       ACCUMULATED
                                                     AMORTIZATION                   AMORTIZATION
     Power generating stations          $ 3,667          $ 1,787        $ 3,672       $ 1,688
     Transmission system                    272              121            261           117
     Terminals and substations              408              203            396           193
     Distribution system                    693              288            673           272
     Buildings and properties                58               27             57            25
     Communications  and computer
     systems                                 62               26             61            22
     Mining equipment and related
     assets                                  74               65             74            62
     Motor vehicles                          48               31             45            28
     Miscellaneous assets                    20               12             18            10
     Construction-in-progress                98                -             66             -
                                     -----------     ------------   ------------   -----------
                                        $ 5,400          $ 2,560        $ 5,323       $ 2,417
                                     ===========     ============   ============   ===========

7.   CASH AND SHORT-TERM INVESTMENTS

                                                2002                2001


     Cash                                     $   13              $   53

     Short-term investments                        4                   4
                                              ---------         -----------

                                                $   17              $   57
                                              =========         ===========

8.   DEFERRED PENSION BENEFIT

     Corporation employees are members of the Province of New Brunswick Public Service Superannuation Plan (Public Service Plan) as described in Note 1i. Actuarial valuations are prepared periodically to determine the costs of the pension benefits and the appropriate amounts of contributions to the fund. The latest actuarial valuation completed on the Public Service Plan was April 1, 2000.

     The actuarial method used incorporates management's or the plan owner's best estimate assumptions to determine the present value of accrued pension benefit obligations based on projections of salaries and wages to normal retirement dates. The pension calculations were completed using a discount rate of 6.5% on the obligation and a rate of return of 7.5% on assets. Salary increases are assumed to be 2.5%.

     The status of the costs and obligations of the Corporation's share of the Public Service Plan and N.B. Coal's private plan as at March 31, 2002 was as follows:

                                                       2002             2001

          Pension fund assets (market value)         $    678         $    664
                                                     ========         ========
          Accrued pension obligations                $    676         $    653
                                                     ========         ========
          Pension surplus                            $      2         $     11
                                                     ========         ========
          Cost of benefits for the year              $     10         $     10
          Interest cost on accrued benefits                43               41
          Interest on pension fund assets                 (49)             (53)
          Amortization of transitional surplus             (4)              (4)
          Amortization of gains/losses                      2                -
                                                     --------         --------

          Pension expense                            $      2         $     (6)
                                                     ========         ========

     Employees contributed $9 million (2001 - $9 million) and the Corporation contributed $11 million to the plan (2001 - $8 million) during the year. Benefit payments from the plan to retirees were $29 million (2001 - $25 million). Total contributions to date in excess of pension expense, in the amount of $61 million (2001 - $52 million) have been recorded as an asset under deferred charges.

9.   RETIRING ALLOWANCE LIABILITY

     The Corporation has a retiring allowance program for employees as described in Note 1j. Actuarial calculations are prepared to determine the amount of the Corporation's obligations for retiring allowances. The actuarial method used incorporates management's best estimate assumptions to determine the present value of the accrued retiring allowance obligation based on projections of salaries and wages to normal retirement dates. The interest rate used in the calculation of this obligation was 6.5% and the assumed rate of salary escalation was 2.5%. The latest actuarial calculation was done as at April 1, 2000.

     The retiring allowance obligation as at March 31, 2002 is $24 million (2001 - $22 million). The retiring allowance expense for the year ended March 31, 2002 was $4 million (2001 - $4 million). The cumulative amount expensed in excess of amounts paid out under the retirement allowance program has been set up as a liability under deferred liabilities (See
     Note 13).

10.  LONG-TERM DEBT

                                                                         2002                 2001
    Debentures guaranteed by the Province of New Brunswick              $ 125                $ 125
    Debentures held by the Province of New Brunswick                    3,114                3,060
    Other loans                                                            10                   10
                                                                 -------------        -------------
                                                                        3,249                3,195
    Less: Payments due within one year                                    719                  245
                                                                 -------------        -------------
                                                                       $2,530               $2,950
                                                                 =============        =============



    DEBENTURES AND NOTES


                                    AVERAGE
                                   INTEREST
    DATE OF MATURITY                 RATE              CANADIAN             US            2002            2001
    Years ending:
    March 31, 2002                     9.6%                  -              -               -             250
    March 31, 2003                     8.0%                500            185             685             689
    March 31, 2004                     7.5%                100              -             100             100
    March 31, 2005                      -                    -              -               -               -
    March 31, 2006                     8.1%                200              -             200             200
    March 31, 2007                     6.8%                 70              -              70               -
                                                      --------        -------        --------         -------

    1-5 Years                          7.9%                870            185           1,055           1,239
    6-10 years                         7.7%                975              -             975             495
    11-30 Years                        8.5%                350            860           1,209           1,451
                                                      --------        -------        --------         -------
    Debentures and notes                                $2,195         $1,045          $3,239          $3,185

    Loans payable in annual  installments  of principal and interest at rates
    varying from 4.5% to 8.25% per annum to the year 2011.                                 10              10
                                                                                     ------------------------
    TOTAL LONG-TERM DEBT                                                               $3,249          $3,195
                                                                                     ========================

The US$ debenture balance outstanding at March 31, 2002 is US$ 660 million. (See Note 18)

The weighted average coupon interest rate on all debentures and notes outstanding at March 31, 2002 is 8.06% (2001 - 8.39%).

     LONG-TERM DEBT PAYMENTS

     Long-term debt maturities and sinking fund requirements in respect of debt outstanding at March 31, 2002 are as follows for the five years ending March 31, 2007:

                                              DEBT MATURITIES AND SINKING FUND
                                                         OBLIGATIONS
                                                       (IN MILLIONS)
         Year ending March 31, 2003                        719
         Year ending March 31, 2004                        126
         Year ending March 31, 2005                         25
         Year ending March 31, 2006                        225
         Year ending March 31, 2007                         93

     Exchange rates in effect at March 31, 2002 are used for debt denominated in foreign currencies.

     SINKING FUNDS

     The Minister of Finance of the Province of New Brunswick, as Trustee for the Corporation, maintains a sinking fund for all debenture issues where required. Sinking fund earnings are reflected in the Corporation's income. Corporation debentures held in the fund are cancelled at maturity or on the debenture call date. Sinking fund investments are deducted from long-term debt except where the legally enforceable right to offset does not exist. The amount not offset and reclassified as investments is immaterial (2001 - immaterial) (See Note 18).

     GUARANTEE FEE

     The Corporation pays an annual guarantee fee to the Province of New Brunswick, amounting to 0.6489% of the total, as at the previous year end, of long-term debt guaranteed by the Province, debentures held by the Province and short-term indebtedness to the Province, less the balance held in sinking funds.

11.  SHORT-TERM INDEBTEDNESS

     The Corporation borrows funds for temporary purposes from the Province of New Brunswick. The short-term borrowings from the Province of New Brunswick are $0 at March 31, 2002 (2001 - $102 million).

     The Corporation may also borrow from banks from time to time. Such borrowings are payable on demand. The Corporation has bank lines of credit, guaranteed by the Province of New Brunswick, for short-term borrowings totaling $89 million.

     N.B. Coal has bank lines of credit totaling $4 million, which are secured by a general assignment of book debts.

12.  PLANT DECOMMISSIONING AND USED NUCLEAR FUEL MANAGEMENT


                                                   2002               2001


         Used nuclear fuel management         $      117          $      113
         Nuclear decommissioning                      98
                                                                          92
         Thermal decommissioning
                                                      19                 16
                                              ----------          ----------


                                              $      234           $     221
                                              ==========          ==========

     As described in Note 1h, the $234 million recorded liability shown above, together with future annual charges to income, when accumulated with interest, will be adequate to cover the total costs of these future activities as they occur.

     The obligation is not funded.


13.  DEFERRED LIABILITIES - OTHER


                                                          2002            2001


         Early retirement programs                       $    27         $   29
         Retirement allowance program (See Note 9)                            8
                                                              10
                                                         -------         -------
                                                              37             37
         Less: Amounts due within one year                     3              4
                                                         -------         -------
                                                         $    34         $   33
                                                         =======         =======

14.  AMOUNTS CHARGED OR CREDITED TO OPERATIONS NOT REQUIRING A CURRENT CASH
     PAYMENT

                                                                2002       2001

     Amortization and decommissioning                       $   200     $   205
     Amortization of deferred debt costs                          4           4
     Unrealized foreign exchange losses                           4          82
     Disposal of nuclear fuel consumed during the year
                                                                 (1)         (2)
     Interest on plant decommissioning and used nuclear fuel
     Management
                                                                 15          14
     Retirement expenses less related cash payments               1           3
     Reduction in pension expense                                (9)
                                                                            (14)
                                                            ---------   -------
                                                            $   214     $   292
                                                            =========   =======


15.  FINANCIAL INSTRUMENTS

     FOREIGN EXCHANGE RISK MANAGEMENT

     At March 31, 2002, the Corporation had outstanding forward exchange contracts representing a net commitment to purchase US$ 355 million (2001
     - US$ 124 million) maturing over the next sixteen months. The weighted average rate of exchange protected by these contracts is CDN $1.5640.

     The fair value of forward exchange contracts as at March 31, 2002 is $568 million (2001 - $196 million). If the contracts had been closed out at March 31, 2002 the gain would have been $12 million (2001 - $8 million).

     FUEL PRICE RISK MANAGEMENT

     at March 31, 2002, the Corporation had outstanding heavy fuel oil swap contracts totaling $79 million (2001 - $62 million) maturing over the next eighteen months. The fair market value of the heavy fuel oil swap agreements as at March 31, 2002 is $89 million (2001 - $58 million).

     At March 31, 2002, the Corporation had outstanding natural gas swap contracts totaling $15 million maturing over the next twelve months. The fair market value of the natural gas swap agreements as at March 31, 2002 is $19 million. No natural gas hedges were in place as at March 31, 2001.

     Under the agreements, the Corporation exchanges monthly payments based on the differential between a fixed price and a monthly cumulative floating price for the associated fuel. The differential to be paid or received is reflected in the cost of fuel.

     If the outstanding swap contracts for which gains and losses accrue to the Corporation had been closed out at March 31, 2002, the gain would have been $10 million for heavy fuel oil swaps (2001 - loss of $4 million), and $4 million for natural gas swaps.

     ELECTRICITY RISK MANAGEMENT

     At March 31, 2002, the Corporation had outstanding electricity swap contracts totaling $8 million maturing over the next five months. The fair market value of the electricity swap agreements as at March 31, 2002 is $9 million. No electricity swap contracts were in place as at March 31, 2001.

     If the contracts had been closed out at March 31, 2002 the loss would have been $1 million.

     INTEREST RATE RISK MANAGEMENT

     The Corporation has entered into interest rate swap agreements which will become effective from July 1, 2002 to November 15, 2002 with termination dates from October 1, 2012 to February 17, 2013. These agreements have a notional principal amount of $225 million (2001 - $450 million). The Corporation will pay a weighted average fixed rate of 6.5612%. If the outstanding interest rate swaps had been closed out as of March 31, 2002, the loss would have been $4 million (2001 - $17 million).

     FAIR VALUE OF DEBT AND SINKING FUNDS

     The estimated fair value of long-term debt as at March 31, 2002 is $3,685 million compared to a book value of $3,249 million (2001 - $3,620 million compared to $3,195 million). The estimated fair value of all sinking funds as at March 31, 2002 is $381 million compared to a book value of $359 million (2001 - $346 million compared to $326 million).

     CREDIT RISK

     Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation conducts a thorough assessment of debtors prior to granting credit and actively monitors the financial health of its debtors on an on-going basis. The estimated fair value of credit risk is deemed to be the sum of accounts receivable net of applicable reserves and the total gross unrealized gains for financial instruments. Accounts receivable, net of applicable reserves is $169 million (2001 - $174 million). The gross unrealized gains, net of losses, from the foreign exchange, interest rate, electricity and fuel price risk management instruments is $21 million.

16.  COMMITMENTS

     COLESON COVE GENERATING STATION REFURBISHMENT

     Subject to successful completion of the environmental impact assessment, the Corporation plans to refurbish the 1,000 megawatt Coleson Cove generating station including converting it to burn Orimulsion fuel. Construction is scheduled to commence in September 2002. The estimated cost of the refurbishment is $747 million. Expenditures to March 31, 2002 amounted to $7 million.

     BELLEDUNE WHARF

     The Corporation has entered into an operating lease expiring in 2013, with a twenty year renewal option, for the port facility at Belledune. This lease provides for annual charges of approximately $4.5 million.

     COURTENAY BAY GENERATING STATION

     The Corporation has entered into a lease agreement for site facilities, expiring in 2021, with a five year option to extend. The tenant has repowered an existing 100 MW unit to a 280 MW combined cycle natural gas unit which began commercial operation effective September 2001.

     The Corporation has also entered into a related power purchase and transmission access agreement expiring in 2021, with a five year option to extend, with the same third party. The Corporation will purchase all the electrical energy produced by the re-powered 280 MW combined cycle natural gas unit during the winter period, November 1 to March 31, and from time to time, some or all of the electrical energy produced during the summer period.

     GAS TRANSPORTATION AGREEMENT

     The Corporation has entered into an agreement expiring in 2015, for firm natural gas transportation service to the re-powered Courtenay Bay Generating Station. The cost of transportation will be recovered from the tenant referred to in the lease of the generating station.

     ORIMULSION FUEL SUPPLY

     The Corporation has entered into a twenty year agreement to purchase Orimulsion fuel for the Dalhousie generating station from 1990, continuing year to year thereafter unless terminated by either party.

     COMPUTER EQUIPMENT

     The Corporation has entered into operating leases relating to computer equipment. The future minimum lease payments under these leases are as follows


                                               2002               2001

                  2003                          $ 4                $ 1
                  2004                            3                  1
                  2005                            2                  -
                                         -----------        -----------

                                                $ 9                $ 2
                                         ===========        ===========

17.  CONTINGENCY

     N.B. Coal has an ongoing environmental responsibility to treat acidic water drainage from an inactive mine. Ongoing cost of treatment is approximately $0.5 million per year.

18.  SUBSEQUENT EVENTS

     a. RESTRUCTURING THE CORPORATION

     Subsequent to year end, the New Brunswick provincial government announced that there will be a structural and financial separation of the Corporation's four business units and corporate services with greater emphasis on the commercial development of the business units. By April 1, 2003, the Corporation will be restructured or unbundled into NB Power Holding with the four business units operating as subsidiary companies - NB Power Generation, NB Power Nuclear, NB Power Transmission, and NB Power Distribution and Customer Service. The holding company will provide corporate services to the subsidiaries.

     The new subsidiary companies will be directed to operate on a commercial basis similar to other energy companies. They will be responsible for financial statements, business plans, and benchmarking for regulatory purposes. The four subsidiaries will be required to: o earn a positive rate of return on equity o pay a cash dividend to the Province o pay appropriate income and capital taxes o borrow funds without a provincial government guarantee

     Legislation to effect this restructuring is expected in early 2003. Also invitations for equity positions or partnerships will be sought for the Coleson Cove and Point Lepreau generating station refurbishment projects.

     b. FINANCIAL INSTRUMENTS

     Subsequent to year end, the Corporation entered into cross currency interest rate swaps to hedge foreign exchange risk associated with $200 million of its outstanding $US debentures. Also, subsequent to year end, certain US denominated sinking fund assets were assigned to provide a hedge against an additional US$ 200 million in outstanding debentures.

     Also, subsequent to year end, a legislative change was made to debenture provisions to allow the Corporation, as debentures mature, to either withdraw the value of the sinking funds accumulated for the maturing debentures, or leave these funds in the sinking fund to be withdrawn later at the date of maturity of other debentures.

19.  COMPARATIVE FIGURES

     Certain 2001 figures have been reclassified to conform with 2002 financial statement presentation.